SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Morton’s Restaurant Group, Inc.

(Name of Subject Company (Issuer))

Fertitta Morton’s Restaurants, Inc.

Fertitta Morton’s Acquisition, Inc.

(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

619430101

(CUSIP Number of Class of Securities)

Tilman J. Fertitta

President

Fertitta Morton’s Holdings, Inc.

1510 West Loop South

Houston, Texas 77027

(713) 386-7000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies To:

Arthur S. Berner

Haynes and Boone, LLP

1221 McKinney Street, Suite 2100

Houston, TX 77010-2007

(713) 547-2526

CALCULATION OF FILING FEE

Transaction valuation*	Amount of Filing Fee**
$116,618,736	$13,365

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 16,901,266 issued and outstanding shares of common stock, par value $0.01 per share, at $6.90 per share. The share numbers have been provided to the Offerors by the subject company and are as of November 30, 2011.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.00011460.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $13,365	Filing Party: Fertitta Morton’s Restaurants, Inc. and Fertitta Morton’s Acquisition, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: December 30, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

SCHEDULE TO

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on December 30, 2011 (the “Schedule TO”), relating to the offer by Fertitta Morton’s Acquisition, Inc., a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of Fertitta Morton’s Restaurants, Inc., a Delaware corporation (“Parent”), to purchase all issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Morton’s Restaurant Group, Inc., a Delaware corporation (the “Company”), at a price of $6.90 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated December 30, 2011, and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein. Capitalized terms used and not otherwise defined in this Amendment No. 1 shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

ITEMS 1, 4, 8 AND 11.

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired at 12:00 midnight, New York City time, on January 31, 2012. The Depositary has advised us that 15,582,832 Shares were validly tendered and not properly withdrawn (not including 224,248 Shares tendered pursuant to notices of guaranteed delivery). All Shares that were validly tendered and not properly withdrawn have been accepted for payment in accordance with the terms of the Offer.

As a result of the purchase of Shares in the Offer, Purchaser and Parent will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. Accordingly, Purchaser and Parent intend to effect a “short form” merger in which Purchaser is merged with and into the Company, with the Company surviving the Merger and continuing as a wholly-owned subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than Shares owned by Parent or Purchaser immediately prior to the effective time of the Merger, or any stockholder of the Company who is entitled to and properly exercises appraisal rights under Delaware law, will automatically be converted into the right to receive the Offer Price in cash, without interest and less any applicable withholding taxes. All shares converted into the right to receive the Offer Price shall be canceled and cease to exist. In addition, upon completion of the Merger, the common stock of the Company will cease to be traded on the New York Stock Exchange.

On February 1, 2012, Landry’s issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(D) and is incorporated herein by reference.”

ITEM 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit	Exhibit Name

(a)(5)(D)	Press Release, dated February 1, 2012.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2012
FERTITTA MORTON’S RESTAURANTS, INC.

	By:	/s/ Tilman J. Fertitta
		Name:	Tilman J. Fertitta
		Title:	President

FERTITTA MORTON’S ACQUISITION, INC.

	By:	/s/ Tilman J. Fertitta
		Name:	Tilman J. Fertitta
		Title:	President

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase, dated December 30, 2011. (1)

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9). (1)

(a)(1)(C)	Notice of Guaranteed Delivery. (1)

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. (1)

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. (1)

(a)(1)(F)	Summary Advertisement published on December 30, 2011. (1)

(a)(5)(A)	Press Release issued by Fertitta Morton’s Restaurants, Inc., dated December 16, 2011 (incorporated by reference to Schedule TO filed by Fertitta Morton’s Restaurants, Inc. and Fertitta Morton’s Acquisition, Inc. with the Securities and Exchange Commission on December 16, 2011).

(a)(5)(B)	Press Release issued by Morton’s Restaurant Group, Inc., dated December 16, 2011 (incorporated by reference to Schedule 14D-9C filed by Morton’s Restaurant Group, Inc. with the Securities and Exchange Commission on December 16, 2011).

(a)(5)(C)	Joint Press Release, dated December 30, 2011. (1)

(a)(5)(D)	Press Release, dated February 1, 2012.

(b)(1)	Commitment Letter by and between Claim Jumper Acquisition Company, LLC and Jefferies Finance LLC dated December 15, 2011 (incorporated by reference to Schedule 13D filed by Tilman J. Fertitta with the Securities and Exchange Commission on December 22, 2011)

(d)(1)	Agreement and Plan of Merger, dated as of December 15, 2011, by and among Morton’s Restaurant Group, Inc., Fertitta Morton’s Restaurants, Inc., Fertitta Morton’s Acquisition, Inc., Claim Jumper Acquisition Company, LLC and Fertitta Entertainment, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 19, 2011).

(d)(2)	Stockholder Support Agreement dated as of December 15, 2011, by and among Fertitta Morton’s Restaurants, Inc., Fertitta Morton’s Acquisition, Inc., and Castle Harlan Partners III, L.P. (incorporated by reference to Exhibit 2 of the Schedule 13D filed Castle Harlan Partners III, L.P. with the Securities and Exchange Commission on December 19, 2011).

(g)	None.

(h)	None.

(1)	Previously filed with Schedule TO on December 30, 2011.